UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               Form 12b-25

                        NOTIFICATION OF LATE FILING

     [ ] Form 10-KSB          [ ] Form 10-Q          [ ] Form 20-F
     [ ] Form 10-K            [X] Form 10-QSB        [ ] Form N-SAR

			For Period Ended:  July 31, 2003
			[ ] Transition Report on Form 10-K
			[ ] Transition Report on Form 20-F
			[ ] Transition Report on Form 11-K
			[ ] Transition Report on Form 10-Q
			[ ] Transition Report on Form N-SAR
			For the Transition Period Ended:____________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

George Risk Industries, Inc.
(Full Name of Registrant)

N/A
Former Name if Applicable

802 South Elm Street
Address of Principal Executive Office (Street and Number)

Kimball, Nebraska  69145
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or ex-pense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         |(a) The reasons described in reasonable detail in Part III of this
         |    form could not be eliminated without unreasonable effort or ex-
         |    pense;
         |(b) The subject annual report, semi-annual report, transition re-
         |    port on form 10Q-SB, Form 10-K, Form 20-F, 11-K, Form N-SAR, or
   [X]   |    portion thereof, will be filed on or before the fifteenth
         |    calendar day following the prescribed due date; or the subject
         |    quarterly report of transition report on Form 10-Q, or portion
         |    thereof will be filed on or before the fifth calendar day
         |    following the prescribed due date; and
         |(c) The accountant's statement or other exhibit required by Rule
         |    12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-QSB, 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     Additional time is required to obtain certain audit evidence to complete the review, issue the report and complete Form 10-QSB.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Stephanie Risk                 308            235-4645
          (Name)                 (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no,
identify report(s).                               [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report of portion
thereof?                                          [ ] Yes   [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                        GEORGE RISK INDUSTRIES, INC.
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  September 11, 2003               By:  /S/ Stephanie M. Risk
                                             Stephanie Risk, Controller